FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer pursuant to Rule 13-a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF MARCH, 2003

COMMISSION FILE NUMBER  1-15150

The Dome Tower

Suite 3000, 333 – 7th Avenue S.W.

Calgary, Alberta

Canada T2P 2Z1

(403) 298-2200

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F                  Form 20-F ☐                                           Form 40-F ☒

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

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Indicate by check mark whether, by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the securities Exchange Act of 1934.

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EXHIBIT INDEX

EXHIBIT 1             ENERPLUS ANNOUNCES AGREEMENT TO INTERNALIZE MANAGEMENT

EXHIBIT 1

FOR IMMEDIATE RELEASE

March 6, 2003

FOR IMMEDIATE RELEASE

Enerplus Resources Fund

TSX:  ERF.un

NYSE:  ERF

ENERPLUS ANNOUNCES AGREEMENT TO INTERNALIZE MANAGEMENT

Calgary, March 6, 2003 - Enerplus Resources Fund (“Enerplus” or the “Fund”) today announced plans to internalize its management structure by acquiring all of the outstanding shares of the management company, Enerplus Global Energy Management Company (“EGEM”) from an indirect subsidiary of El Paso Corporation (“El Paso”).  The proposed internalization transaction will result in the elimination of all management fees following completion of the transaction.  Enerplus’ Unitholders will be asked to approve the transaction at the annual general and special meeting to be held on April 23, 2003.

Under the terms of the proposed transaction, Enerplus will purchase the management company, EGEM, for total cash consideration of approximately CDN$48.9 million.  Furthermore, El Paso has agreed to fix management fees for the period from January 1, 2003 to April 23, 2003 in an amount of CDN$3.2 million. The purchase price will be adjusted for working capital in EGEM at the time of closing. Enerplus will fund the purchase price through its existing credit facilities.

The Fund paid management fees of CDN$21.6 million to EGEM in 2002.  In 2001, EGEM received management fees of CDN$17.7 million from the combined Enerplus Resources Fund and the EnerMark Income Fund.

As part of the proposed transaction, the Fund is also acquiring a management contract related to a private pension resource corporation.  Under the terms of this contract, the total fees are expected to be approximately CDN$320,000 during 2003.

Retention arrangements have been made for the executive team and approximately 400 employees at Enerplus to ensure continuity.  The retention payments, at a maximum cost of CDN$4.7 million to the Fund, will vest over the next two years.   Executives may elect to receive their retention in the form of Enerplus units or cash, with a minimum of 50% to be paid in trust units, further strengthening the alignment of interests of the Enerplus executives and the Unitholders.

The Enerplus team has delivered top quartile returns to Unitholders over both the short and long-term, as evidenced by the following performance history:

One-year total return (fiscal 2002):	28.1%
Three-year total return:	204.6%
Ten-year total return:	749.1%

These pre-tax compound returns are measured at January 1st, with reference to the appreciation in the Enerplus trust unit price plus cash distributions to Unitholders assuming the reinvestment of distributions into Enerplus trust units at the time of payment.

The proposed internalization transaction has been negotiated by a Special Committee of the Board of Directors of EnerMark Inc., comprised of three independent directors:  Mr. Doug Martin, Mr. Harry Wheeler, and Mr. Robert Normand. The Special Committee retained independent legal counsel and retained RBC Capital Markets (“RBC”) to act as its financial advisor and to provide an opinion as to the fairness of the consideration paid under the transaction.  The Special Committee considered various alternatives with respect to Enerplus’ management arrangements and concluded that the transaction agreed to was in the best interests of the Fund and the Unitholders.

The Special Committee took into consideration, among other matters, the costs and uncertainties that would have been otherwise incurred to terminate the existing contract pursuant to Unitholder approval.  In the event of an outright termination notice, the existing contract references a payment of CDN$40 million plus all management fees that would be paid to the date of termination, as well as additional costs such as legal, severance, lease and contract obligations.  In addition, the Special Committee took into consideration El Paso’s agreement to fix the management fee from January 1, 2003 to April 23, 2003, compared to the fees that would otherwise be payable in a high commodity price environment.  Furthermore, they considered the uncertainty in the marketplace and issues associated with a termination notice that could affect the continuity of operations.  In the end, the Special Committee concluded that the proposed internalization transaction was a more cost effective and less disruptive approach than the termination notice.

Mr. Doug Martin, Chairman of the Board, outlined the benefits of the proposed internalization transaction as follows:

•                  The transaction cost represents fair value to Unitholders relative to the management fees that have been paid in the past, the estimated future management fees, and the costs associated with terminating the existing agreement;

•                  The transaction is accretive to Enerplus’ net asset value and cash flow per trust unit, with no adverse impact on the Fund’s intended distribution policy;

•                  The transaction compares favorably to other internalization transactions that have occurred in the energy trust sector;

•                  In conjunction with the transaction, Enerplus has taken steps to affirm the continued commitment of the executive team;

•                  The Fund’s organizational structure and corporate governance will be simplified;

•                  The transaction enhances the attractiveness of Enerplus trust units to a wider range of investors, including institutions that have refrained from purchasing entities with external management contracts, which may lower Enerplus’ cost of capital;

•                  Furthermore, by eliminating management fees, Enerplus can be more competitive with respect to future acquisitions and consolidation opportunities within the trust and E&P sectors.

RBC has provided an opinion to the Special Committee that the consideration paid under the transaction is fair, from a financial point of view, to the Fund.

Based upon the recommendations of the Special Committee and the fairness opinion provided by RBC, the Board of Directors of EnerMark Inc. has unanimously determined that the proposed internalization transaction is in the best interest of Unitholders and therefore recommends Unitholders vote in favour of the transaction.

Details of the agreement will be contained in an information circular mailed to Unitholders in late March in connection with the annual and special meeting of the Fund to be held on April 23, 2003.

Enerplus will host a conference call at 9:00 am Mountain Standard Time (11:00 am Eastern Standard Time) on Friday, March 7, 2003 to review the proposed internalization. The call-in number for the conference call is:

416-640-1907 or 1-800-814-4859 (North America).

A recording of the call will be available after 11:00 am (Mountain Standard Time) on Friday, March 7, 2003 until Friday, April 4, 2003 by calling 416-640-1917 or 1-877-289-8525 (North America) and entering passcode 241484#. Those listening to the conference call may follow along with a presentation regarding the transaction, which will be available at www.enerplus.com.  The presentation will remain on the Enerplus website until Thursday, April 24, 2003.

For more information, please contact Eric Tremblay, Senior Vice President, Capital Markets, or Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

This news release contains certain forward-looking statements, which are based on Enerplus’ current internal expectations, estimates, projections, assumptions and beliefs. Some of the forward-looking statements may be identified by words such as “expects”, “anticipates”, “believes”, “projects”, “plans” and similar expressions. These statements are not guarantees of future performance and involve a number of risks and uncertainties. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus’ actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, changes in general economic, market and business conditions; changes or fluctuations in production levels, commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; changes to legislation, investment eligibility or investment criteria; Enerplus’ ability to comply with current and future environmental or other laws; Enerplus’ success at acquisition, exploitation and development of reserves; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Many of these risks and uncertainties are described in Enerplus’ 2001 Annual Information Form and Enerplus’ Management’s Discussion and Analysis. Readers are also referred to risk factors described in other documents Enerplus files with the Canadian and U.S. securities authorities. Copies of these documents are available without charge from Enerplus. Enerplus disclaims any responsibility to update these forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERPLUS RESOURCES FUND

BY: /s/	Christina S. Meeuwsen
Christina S. Meeuwsen
Assistant Corporate Secretary

DATE: March 7, 2003